April 20, 2021

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert

Laura Crotty

Re:	Rain Therapeutics Inc.

Registration Statement on Form S-1 (File No. 333-254998)

Dear Mr. Gessert and Ms. Crotty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rain Therapeutics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 22, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Branden C. Berns at (415) 393-4631.

Sincerely,

RAIN THERAPEUTICS INC.

/s/ Avanish Vellanki
Avanish Vellanki
Chief Executive Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP